SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 22, 2005

1ˢᵗ Net Technologies, Iɴᴄ.
(Exact Name of Registrant as Specified in its Charter)

Colorado	000-27145	33-0756798
(State of Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1869 W. Littleton Boulevard
Littleton, Colorado 80120
(Address of Principal Executive Offices)

(303) 738-8994
Registrants Telephone Number

(Former Name or Address of Registrant)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 8 – Other Events

Item 8.01 – Other Events

1ˢᵗ Net Announces Postponement of Upcoming Shareholder's Meeting

February 22, 2005

DENVER, Feb 22 /PRNewswire-FirstCall/ - 1ˢᵗ Net Technologies, Inc. (OTC Bulletin Board: FNTT) announced today that it has postponed the shareholder meeting that was scheduled to take place on February 24, 2005. At this time, a new meeting date has not been definitively rescheduled, but the Company's Chairman/President Jim Watson said he hopes to have the meeting no later than the middle of April.

"The Securities and Exchange Commission (SEC) decided that they needed some additional clarification on certain issues relative to the proxy statement we filed in early January of this year," Mr. Watson explained. "Unfortunately, they did not notify us until after we had completed our interim period and the proxy's had already been mailed out to the shareholders. It is certainly within the SEC's prerogative to make comment on any company's filing at any time. We understand the process and are cooperating fully with their examiners in Washington to complete their review as soon as possible." Mr. Watson further stated, "Our shareholders can now expect to receive a new proxy package in the mail very soon which will show the revised meeting date and will also require that they re-vote and re-submit a new proxy card in order to have their votes counted. I apologize for this inconvenience, but I want to thank everyone who voted via proxy during our unexpected 'trial run' and ask that you please take the time to complete and return the new proxy card if you do not plan on attending the meeting in person."

The foregoing press release may include numerous forward-looking statements concerning the Company's business and future prospects and other similar statements that do not concern matters of historical fact. The federal securities laws provide a limited "safe harbor" for certain forward-looking statements. Forward-looking statements in this press release relating to product development, business prospects and development of a commercial market for technological advances are based on the company's current expectations. The company's current expectations are subject to all of the uncertainties and risks customarily associated with new business ventures including, but not limited to, market conditions, successful product development and acceptance, competition and overall economic conditions, as well as the risk of adverse regulatory actions. The company's actual results may differ materially from current expectations. Readers are cautioned not to put undue reliance on forward-looking statements. The company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or for any other reason.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

1ˢᵗ NET TECHNOLOGIES, INC.

Date: February 22, 2005   By: \s\   James H. Watson, Jr., President
                                                                    James H. Watson, Jr.
                                                                    President and Chief Executive Officer